FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 9, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic subsidiary secures exclusive ‘Bejeweled’ license
E-gaming software leader to bring slot-version of popular game to the Internet for the first time

May 9, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that its subsidiary, WagerLogic Limited, has signed an exclusive five-year agreement for the Internet rights to the slot version of Bejeweled – a wildly popular game with online players. WagerLogic will be the first and only gaming provider to bring a play-for-real, 10-line slot variation of this globally renowned, fast-paced gem-matching game to the Internet as part of a new version of its casino software targeted for release this autumn.

“Bejeweled is loved by players worldwide — and now it’s one of the many gems in CryptoLogic’s growing suite of exciting online casino games,” said Lewis Rose, CryptoLogic’s President and CEO. “As the first and only gaming developer to offer this exceptionally popular game in a play-for-real, slot version for the Internet, CryptoLogic is again providing our customers with market-tested products that deliver great entertainment to their players.”

Bejeweled, called “the best puzzle game since Tetris,” is the creation and flagship product of PopCap Games. According to the company, more than 50 million people have played Bejeweled since it was released in 2000, and it has sold over a million units across multiple channels, while garnering multiple Game of the Year and Hall of Fame awards. Bejeweled continues to be one of the most popular titles on AOL, MSN, and Yahoo! and with cell phone customers of Cingular, Sprint, and Verizon.

“New product innovation is a key growth driver in the online casino market, and WagerLogic is excited to add the highly popular Bejeweled game to our expanding slot portfolio,” added A.J. Slivinski, WagerLogic’s Managing Director.

CryptoLogic is strengthening its market leadership in the estimated $12 billion global online gaming industry by developing an expanding range of market-targeted products for the major online casino and poker markets, increasing system capacity to accommodate rapid growth and player demand, and working with many of the world’s most trusted gaming brands.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtich@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.